Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637
April 18, 2016
Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

Michelle Stasny

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Nissan Auto Leasing LLC II

Nissan-Infiniti LT

Registration Statement on Form SF-3

File Nos. 333-209768 and 333-209768-01

Dear Ms. Stasny:

On behalf of Nissan Auto Leasing LLC II (the “Depositor”), and in response to the comment (the “Comment”) submitted via telephone on April 13, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) to Mayer Brown LLP on behalf of the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form S-3. For your convenience, we are delivering to you via email a copy of this letter, together with a clean copy of Amendment No. 2 and the exhibits filed therewith and changed pages to the exhibits to Amendment No. 2 marked to show changes from the versions of those exhibits previously filed.

The Depositor’s response to the Comment is set forth below. For ease of reference, a summary of the Staff’s comment has been repeated below in bold. Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Form of Registration Statement Exhibits

1.	Please amend the exhibits as necessary to make conforming changes to the transaction agreements to reflect revisions made to the prospectus in response to prior comments. For example, we note that you have made revisions to the prospectus in response to prior comment 26, but we were unable to locate a corresponding change in the transaction agreements.

Response

We have amended the exhibits as necessary to make conforming changes to the transaction agreements to reflect revisions made to the prospectus in response to prior comments. Please note that the revisions made to the prospectus in Amendment No. 1 in response to the Staff’s comments did not in all cases necessitate changes to the transaction agreements.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7776, Louis Shansky, at (212) 506-2170 or the Depositor’s in-house counsel, David M. Lundeen, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Mark Kaczynski

David M. Lundeen